SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

We hereby inform our shareholders and the market in general as follows:

On July 1, 2010, we filed a Form 12b-25 with the US Securities and Exchange Commission (the SEC) notifying the SEC that we had been unable to finalize all the information required for our annual report on Form 20-F for the year ended December 31, 2009 (the 2009 20-F) by the June 30, 2010 prescribed filing date.  Accordingly, the deadline to file our 2009 20-F was extended to July 15, 2010 in accordance with Rule 12b-25 of the Securities Exchange Act of 1934.

The delay was a result of the fact that during preparation of our US GAAP financial statements for the year ended December 31, 2009, we concluded that we need to revisit certain conceptual aspects of our previously published US GAAP financial statements in relation to (1) the characterization of certain contracts for the purchase of energy as financial leases (specifically, related to the provision of energy in the isolated system), and (2) accounting for our investments in non-consolidated companies, which we do not control.

On the date of that filing, we believed that we would be able to complete all required information and file our 2009 20-F by July 15, 2010.  However, as a result of the complex nature of the issues, we were unable to complete and file our 2009 20-F by July 15, 2010.  At this time, we are unable to provide a specific date by which we will file our 2009 20-F.  Our management is committed to filing our 2009 20-F as soon as possible.  If there are any material developments in relation to this matter, we will notify our shareholders and the market in general through a future press release

Rio de Janeiro, July 16, 2010.

Armando Casado de Araujo

CFO and Investor Relations Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 19, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.